UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 02 July 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, Share Code: GFI
ISIN Code: ZAE000018123
("Gold Fields" or "Company")

DEALING IN SECURITIES BY A PRESCRIBED OFFICER

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("Listings Requirements") we hereby advise that Mr. Nagaser has traded in Gold Fields Limited shares on the open market. Details of the transactions are set out below.

Matching Shares and Restricted Shares:

The GFL Minimum Shareholding Requirement policy requires all Executives to hold GFL shares for a minimum period of 5 (Five) years. Shareholders are advised that Mr. Nagaser completed his minimum holding period on 23 June 2021 and shares under the policy are therefore fully vested.

Mr. Nagaser had 18,192 (eighteen thousand, one hundred and ninety two) Matching Shares and 56,223 (fifty six thousand, two hundred and twenty three) Restricted Shares that vested on 23 June 2021 and had been sold on open market on 30 June 2021.

Mr. Nagaser sold 8,460(eight thousand, four hundred and sixty) number of Matching Shares; 26,144 (twenty six thousand, one hundred and forty four) number of Restricted Shares; and retains the balance of 9,732 (nine thousand, seven hundred and thirty two) Matching shares and 30,079 (thirty thousand and seventy nine) Restricted Shares in his personal capacity.

Name of Prescribed Officer	A Nagaser
Transaction Date	30 June 2021
Nature of transaction	On market sale of shares
Class of Security	Ordinary Shares (Matching Shares)
Number of Matching Shares Traded	8,460
Market Price per share	R 127.1423
Total Value	R 1,075,623.86
Class of Security	Ordinary Shares (Restricted Shares)
Number of Restricted Shares Traded	26,144
Market Price per share	R 127.1423
Total Value	R 3,324,008.29
Nature of interest	Direct and Beneficial

Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements.

2 July 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 02 July 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland

Title: Chief Executive Officer